UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Giuliano, Louis J.
   ITT Industries, Inc.
   4 West Red Oak Lane
   White Plains, NY  10604
2. Issuer Name and Ticker or Trading Symbol
   ITT Industries, Inc.
   ITT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/2/03
5. If Amendment, Date of Original (Month/Year)
   1/6/03
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock (IRA)  (1)    |      |    | |                  |   |           |724                |D     |                           |
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Common Stock (ISP)  (2)    |      |    | |                  |   |           |7,038              |I     |In trust                   |
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Common Stock  (3)          |12/24/|G   |V|50                |D  |           |59,422             |I     |In trust                   |
                           |02    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |61.82   |1/2/0|A   | |80,000     |A  |(4)  |1/4/1|Common Stock|80,000 |       |80,000      |D  |            |
(Right to Buy) (4)    |        |3    |    | |           |   |     |3    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Shares held in an IRA including shares subsequently acquired through a dividend reinvestment program as of Dec. 19, 2002. 500 shares acquired 2/29/00 and 200 shares acquired 3/3/2000.
(2) Shares acquired under the ITT Industries Investment and Savings Plan reflecting accumulations through December 2, 2002.
(3) Shares held in the Louis J. Giuliano Revocable Living Trust 5/19/97, Louis Giuliano and Barbara Giuliano Trustees, including shares acquired through a dividend reinvestment program as of
      December 19, 2002 ad 7,775 shares reported previously as held directly and subsequently transferred to the trust.
(4) Options granted under the 1994 ITT Industries Incentive Stock Plan exercisable the earlier of January 2, 2012 or after the NYSE closing price remains at a level equal to an increase of 25% from the price on the date of grant for ten consecutive trading days.
SIGNATURE OF REPORTING PERSON
LOUIS J. GIULIANO
DATE
2/26/03